UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Alltemp, Inc. (Name of Issuer)

Common Stock, $0.001 par value per share (Title of Class of Securities)

02012P106
(CUSIP Number)

David L. Ficksman, Esq.
1801 Century Park East, Suite 1600
Los Angeles, California 90067
310-789-1290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 02012P106

1. Name of reporting person: Robert Davis

2. Check the appropriate box if a member of a group (See instructions):

(a) ☐
(b) ☒

3. SEC use only:

4. Source of funds: OO See Instructions

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): ☐

6. Citizenship or place or organization: United States

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 31,961,250 shares of Common Stock

8. Shared voting power:

9. Sole dispositive power: 31,961,250 shares of Common Stock

10. Shared dispositive power:

11. Aggregate amount beneficially owned by each reporting person:

31,961,250 shares of Common Stock

12. Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): ☐

13. Percent of class represented by amount in row 11, above:

19.27%

14. Type of reporting person (See Instructions):

IN

ITEM 1.	SECURITY AND ISSUER

Common Stock, $0.001 par value per share

Alltemp, Inc.

441 Nandy Drive

Roseburg, Oregon 97471

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Robert Davis (the “Reporting Person”). The Reporting Person is the Issuer’s Chairman of the Board. The principal business address for the Reporting Person is 441 Nandy Drive, Roseburg, Oregon 97471. During the past five years, the Reporting Person has not been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of which the Reporting Person was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of the Issuer beneficially owned by the Reporting Person were issued in connection with and as the merger consideration pursuant to the merger of CSES Group, Inc. (“CSES”) into a wholly owned subsidiary of the Issuer. The Reporting Person was a shareholder of CSES.

ITEM 4.	PURPOSE OF TRANSACTION

Reference is made to the disclosure set forth under Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth under Items 1 and 3 of this Schedule 13D.

As of April 27, 2017, the Reporting Person owns directly 31,961,250 shares of Common Stock. Based on 165,853,304 shares of Common Stock outstanding, as of April 27, 2017, the Reporting Person beneficially owns approximately 19.27% of the shares of Common Stock outstanding.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017	/s/ ROBERT DAVIS
Robert Davis

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